Exhibit 2.2

AMENDING AGREEMENT NO. 1

(SHARE PURCHASE AGREEMENT)

THIS AMENDING AGREEMENT NO. 1 (SHARE PURCHASE AGREEMENT) (this “Amending Agreement”) is made effective as of the 1st day of October, 2024 (the “Effective Date”).

BETWEEN:

GOLDEN EAGLE TOPCO, LP, a limited partnership formed under the laws of the Province of Ontario (“Golden Eagle LP”)

- and -

POWERFLEET, INC., a corporation formed under the laws of the State of Delaware (“Powerfleet”)

- and –

POWERFLEET CANADA HOLDINGS INC., a corporation formed under the laws of the Province of Ontario (“Canadian SPV” and, together with Powerfleet, the “Purchaser Entities”)

WHEREAS:

A.	Golden Eagle LP, the Persons that are party thereto under the heading “Other Sellers” (the “Other Sellers”, together with Golden Eagle LP, the “Sellers”) and the Purchaser Entities entered into a Share Purchase Agreement dated September 18, 2024 (the “Purchase Agreement”);

B.	pursuant to Section 12.12 of the Purchase Agreement, Golden Eagle LP has been appointed as the agent to the Sellers (the “Agent”);

C.	pursuant to Section 12.14 of the Purchase Agreement, the Purchase Agreement may be amended by written agreement signed by the Purchaser Entities and Agent (for and on behalf of the Sellers) (the “Parties”); and

D.	Agent and the Purchaser Entities wish to amend the Purchase Agreement on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein and in the Purchase Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Defined Terms. Capitalized terms used and not otherwise defined in this Amending Agreement shall have the meanings ascribed to them in the Purchase Agreement.

1.2	Interpretation. The rules of interpretation set out in Section 1.5 of the Purchase Agreement shall apply to this Amending Agreement mutatis mutandis.

ARTICLE 2
AMENDMENTS

2.1	Amendments. Effective as of the Effective Date:

(a)	The following is added as a new Section 5.12 to the Purchase Agreement:

5.12	Pre-Acquisition Reorganization.

(a)	The Sellers shall cause the FC Group Entities to effect the reorganization of its corporate structure, capital structure, business, operations and assets or such other transactions as are described on Schedule 5.12 of the Sellers’ Disclosure Letter (each, a “Pre-Acquisition Reorganization”); provided that any such Pre-Acquisition Reorganization: (A) is not prejudicial to the FC Group Entities or the securityholders of the Company in any material respect; (B) does not require the FC Group Entities to obtain the consent of any third party; (C) does not materially impair, prevent or delay the Closing (including giving rise to litigation by third parties) or the ability of the Purchaser Entities to obtain any financing required by it in connection with the transactions contemplated by this Agreement (including the Financing); (D) is effected as close as reasonably practicable prior to, or contemporaneously with, the Closing Date (but prior to Closing); (E) does not result in any breach by the FC Group Entities of any Contract, Authorization, Charter Document or applicable Law; (F) does not result in (x) material Taxes being imposed on, or any material adverse Tax or other consequence to, FC Group Entities or (y) additional material Taxes being imposed on, or any material adverse Tax or other consequences to any FC Shareholder; and (G) shall not become effective unless the Purchaser Entities have waived or confirmed in writing the satisfaction of all conditions in its favour under this Agreement and shall have confirmed in writing that it is prepared, and able to promptly and without condition proceed, to effect Closing.

(b)	The Purchaser Entities hereby expressly acknowledge that neither the Sellers nor the FC Group Entities have reviewed, considered or made any investigation of any Contract, Authorization, Charter Document or applicable Law in connection with the Pre-Acquisition Reorganization and it is the sole responsibility of the Purchaser Entities to review all such Contracts, Authorizations, Charter Documents and applicable Law in connection with the Pre-Acquisition Reorganization and to solely bear any liability in respect thereto. The Purchaser Entities shall have no recourse or remedy against the Sellers, their respective Affiliates, or any of their respective representatives and none of Sellers, their respective Affiliates, shareholders, members, partners, directors, officers, employees or any of their respective representatives shall have any liability whatsoever in connection with the implementation of the Pre-Acquisition Reorganization, including if such implementation breaches a Contract, Authorization, Charter Document or applicable Law of or to which a FC Group Entity is subject.

(c)	The Purchaser hereby waives any breach of a representation, warranty or covenant by the Sellers where such breach is a result of an action reasonably taken by a Seller or an FC Group Entity pursuant to this Section 5.12.

(d)	Notwithstanding anything to the contrary, any out-of-pocket costs, expenses or Taxes resulting from, or incurred in connection with, the Pre-Acquisition Reorganization shall be deemed to not be Indebtedness, Transaction Expenses or a current liability for the purposes of determining Working Capital.

(e)	The Purchaser Entities shall reimburse the Sellers and, if the Closing is not completed, the FC Group Entities, as applicable, promptly upon demand, for all reasonable and reasonably documented out-of-pocket costs and expenses (including any professional fees and expenses) incurred by the Sellers and the FC Group Entities in considering and effecting the Pre-Acquisition Reorganization, including, if the Closing is not completed, any transactions necessary to reverse or unwind the Pre-Acquisition Reorganization. The provisions of this Section 5.12(e) shall survive any termination of this Agreement.

(f)	The Purchaser Entities hereby indemnify and holds harmless the Sellers, the FC Group Entities (in the case of the FC Group Entities, to the extent the Closing is not completed) and their respective Affiliates and its and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgements, Taxes and penalties suffered or incurred by any of them in connection with or as a result of the Pre-Acquisition Reorganization (except for any Taxes, interest, and / or penalties arising as a result of the failure of the Sellers to comply with applicable reporting requirements under Canadian Tax Law, if the Purchaser Entities have requested such reporting), or to reverse or unwind the Pre-Acquisition Reorganization, including as a result of any failure to seek or obtain any consent or to provide any notice required under any Contract, Authorization, Charter Document or applicable Law or any breach thereof in connection with the Pre-Acquisition Reorganization.

(g)	The Purchaser Entities hereby indemnify the Sellers for any Transaction Tax Benefit that would have been for the account of the Sellers pursuant to Section 10.11 but for the Pre-Acquisition Reorganization.

(b)	Section 10.11 of the Purchase Agreement is hereby deleted and replaced in its entirety with the following:

10.11	Transaction Tax Benefits.

The Sellers and Powerfleet agree that all Transaction Tax Deductions will be treated as properly allocable to a Pre-Closing Tax Period, and the Agent will include all Transaction Tax Deductions as deductions in the relevant Tax Returns of the FC Group Entities, to the extent permitted by applicable Law. For greater certainty, all Transaction Tax Deductions will be treated as properly allocable to a Pre-Closing Tax Period ending as a result of the Closing, and not any other Pre-Closing Tax Period. If, pursuant to applicable Law, a Transaction Tax Deduction is allocable to any Tax period ending after the Closing Date, the Transaction Tax Benefit related thereto shall nevertheless be for the account of the Sellers. Powerfleet shall, within fifteen (15) days after such amount is realized by an FC Group Entity or Powerfleet or their successors or assigns, pay or cause to be paid to the Agent (for further distribution to the Sellers in accordance with their Allocable Portion), as an increase to the Purchase Price, an amount equal to any Transaction Tax Benefit realized. Notwithstanding anything in this Section 10.11 to the contrary, Transaction Tax Deductions shall be reported in the Pre-Closing Tax Period for U.S. Tax purposes to the extent permitted by Laws at a “more likely than not” or higher level of confidence, and included in Tax Returns that relate to a Pre-Closing Tax Period for U.S. Tax Purposes, and the parties shall apply the safe harbor election set forth in IRS Revenue Procedure 2011-29 with respect to any success-based fees.

(c)	Schedule 3.1(e) of the Sellers’ Disclosure Letter is hereby amended to delete the reference to “RRC 6 Inc.” and to amend the Class C-1 Common Shares held by Claude Germain from 3,544 to 22,808 Class C-1 Common Shares.

(d)	Schedule 5.12 of the Sellers’ Disclosure Letter attached as Exhibit “A” hereto is hereby added as a new Schedule 5.12 of the Sellers’ Disclosure Letter.

ARTICLE 3
MISCELLANEOUS

3.1	Ratification and Confirmation. Except as amended by this Amending Agreement, the terms and conditions of the Purchase Agreement are hereby ratified and confirmed and any reference to the Purchase Agreement shall be deemed to be a reference to the Purchase Agreement as amended by this Amending Agreement.

3.2	Entire Agreement. This Amending Agreement and the Purchase Agreement, as amended by this Amending Agreement, constitutes the entire agreement between the Parties to the subject matter hereof and supersedes all prior agreements with respect thereto.

3.3	Successors and Assigns. This Amending Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective successors and permitted assigns.

3.4	Governing Law. This Amending Agreement shall be governed by and construed in accordance with the laws of the province of Ontario and the federal laws of Canada applicable therein.

3.5	Further Assurances. Each of the Parties shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions of this Amending Agreement and give effect to the terms contemplated hereby.

3.6	Counterparts. This Amending Agreement may be executed by electronic, digital or wet ink signature in any number of counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Amending Agreement delivered by e-mail, PDF or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Amending Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, this Amending Agreement has been duly executed by each Party as of the date first written above.

GOLDEN EAGLE TOPCO, LP, by its general partner GOLDEN EAGLE GP, INC.

By:	/s/ Jarnail Badwal
Name:	Jarnail Badwal
Title:	Authorized Signatory

By:	/s/ Jared White
Name:	Jared White
Title:	Authorized Signatory

POWERFLEET, INC.

By:	/s/ Steve Towe
Name:	Steve Towe
Title:	Chief Executive Officer

POWERFLEET CANADA HOLDINGS INC.

By:	/s/ Steve Towe
Name:	Steve Towe
Title:	President

[Signature page to Amending Agreement No. 1 (Purchase Agreement)]